July 30, 2026

U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: Goldman Sachs Bank Europe SE
SBSE-A/A Summary of changes:

In order to assist with the review process of Goldman Sachs Bank Europe SE Form SBSE-A/A, please see below for the summary of changes made on July 30, 2026:

- Updated Chief Compliance Officer to Alexa Schrod.
- Applicant Data, question 3.B: Updated regulator from BaFin to Bafin.
- Schedule A: Updated Principal Title or Status for Michael Holmes to Chief Financial Officer.
- Schedule B, Item 13A: Updated Firm Name and Address for PricewaterhouseCoopers (PWC).
- Schedule B, Item 13B: Removed ICE Clear Europe.
- Schedule F, Section II: Added European Central Bank.

Sincerely,

Goldman Sachs Bank Europe SE